UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. n/a )*

Inuvo, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

46122W105

(CUSIP Number)

Victor Huwang,  Tocqueville Asset Management, LP  40 West 57th Street, 19th Floor  New York,  NY  10019  Phone : 212-698-0845

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

February 02, 2018

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.    ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
TOCQUEVILLE ASSET MANAGEMENT L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS
AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(e) or 2(f)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
2,308,411

	8	SHARED VOTING POWER

	9	SOLE DISPOSITIVE POWER
2,308,411

	10	SHARED DISPOSITIVE POWER

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
2,308,411

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
8.11%

14	TYPE OF REPORTING PERSON
PN IA

Charles D. Morgan, a related person of Tocqueville Asset Management, L.P., serves as a Director of Inuvo, Inc. Rich Howe, an advisory client of Tocqueville Asset Management, L.P., serves as Chairman and CEO of Inuvo, Inc. G. Kent Burnett, an advisory client of Tocqueville Asset Management, L.P. serves as a Director of Inuvo, Inc.

Item 1.	Security and Issuer

Inuvo, Inc. (the "Issuer") Common Stock (the "Shares") 111 Main Street, Suite 201 Conway, AR 72032

Item 2.	Identity and Background

(a)
This Schedule 13D is being filed by Tocqueville Asset Management, LP (the "Reporting Person".)

The Reporting Person is a Delaware limited partnership with its principal business address at 40 West 57th Street, 19th Floor, New York, New York 10019.

Tocqueville Management Corporation (“TMC”) is the general partner of the Reporting Person. TMC does not own any Shares in its own accounts. The principal business address of TMC is at 40 West 57th Street, 19th Floor, New York, New York 10019.

The Shares reported herein are held in the name of certain client accounts advised by the Reporting Person.

(b)

(c)

(d)	The Reporting Person has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)
The Reporting Persons have not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding were or are subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violation with respect to such laws.

(f)

Item 3.	Source and Amount of Funds or Other Consideration

As of the date hereof the Reporting Person may be deemed to beneficially own 2,308,411 Shares.

No borrowed funds were used to purchase the Shares, other than any borrowed funds used for working capital purposes in the ordinary course of business.

Item 4.	Purpose of Transaction

The Reporting Person acquired the Shares of the Issuer for investment purposes. The Reporting Person evaluates the investment in the Shares on a continual basis.

The Reporting Person has no plans or proposals as of the date of this filing which relate to, or would result in, any of the actions enumerated in Item 4 of the instructions to Schedule 13D.

Charles D. Morgan, a related person of Tocqueville Asset Management, L.P., serves as a Director of Inuvo, Inc. Rich Howe, an advisory client of Tocqueville Asset Management, L.P., serves as Chairman and CEO of Inuvo, Inc. G. Kent Burnett, an advisory client of Tocqueville Asset Management, L.P. serves as a Director of Inuvo, Inc.

(a)

(b)

(c)

(d)

(e)

(f)

(g)

(h)

(i)

(j)

Item 5.	Interest in Securities of the Issuer

(a)
As of the date hereof, the Reporting Person may be deemed to be the beneficial owner of 2,308,411 Shares, constituting 8.11% of the Shares of the Issuer, based upon the 28,480,660 Shares outstanding based on information provided in the Issuer's most recently filed Form 10-Q.

The Reporting Person has the sole power to vote or direct the vote of 2,308,411 Shares; has the shared power to vote or direct the vote of 2,308,411 Shares; has sole power to dispose or direct the disposition of 2,308,411 Shares; and has shared power to dispose or direct the disposition of 2,308,411 Shares.

The Reporting Person disclaims beneficial ownership in the Shares reported herein except to the extent of its pecuniary interest therein.

(b)

(c)

Transaction Date	Shares or Units Purchased (Sold)	Price Per Share or Unit

(d)

(e)

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Not Applicable.

Item 7.	Material to Be Filed as Exhibits

Not Applicable.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Tocqueville Asset Management, LP

February 02, 2018	By:	/s/ Victor Huwang
Compliance Officer

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of the filing person), evidence of the representative’s authority to sign on behalf of such person shall be filed with the statement: provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

Footnotes: Charles D. Morgan, a related person of Tocqueville Asset Management, L.P., serves as a Director of Inuvo, Inc. Rich Howe, an advisory client of Tocqueville Asset Management, L.P., serves as Chairman and CEO of Inuvo, Inc. G. Kent Burnett, an advisory client of Tocqueville Asset Management, L.P., serves as a Director of Inuvo, Inc.

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001)